UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

STEINWAY MUSICAL INSTRUMENTS, INC.

(Name of Subject Company)

STEINWAY MUSICAL INSTRUMENTS, INC.

(Name of Persons Filing Statement)

Ordinary Common Stock, par value $0.001 per share

(Title of Class of Securities)

858495104

(CUSIP Number of Class of Securities)

Dennis M. Hanson

Chief Financial Officer and General Counsel

Steinway Musical Instruments, Inc.

800 South Street, Suite 305

Waltham, Massachusetts 02453

(781) 894-9770

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to

John T. Gaffney

Gibson, Dunn & Crutcher LLP

200 Park Avenue

New York, New York 10166

(212) 351-2626

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended and supplemented from time to time, the “Schedule 14D-9”), relating to the tender offer by KSTW Acquisition, Inc., a Delaware corporation (“Acquisition Sub”) and a wholly owned subsidiary of KSTW Holdings, Inc., a Delaware corporation (“Parent”), which is controlled by Kohlberg Investors VII, L.P., a Cayman Islands limited partnership, to purchase all of the outstanding shares of the Company’s ordinary common stock, par value $0.001 per share, at a purchase price of $35.00 per share, net to the seller in cash without any interest and subject to any applicable withholding tax, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 15, 2013, a copy of which is attached as Exhibit (a)(1)(A) to the Tender Offer Statement on Schedule TO filed by Parent and Acquisition Sub with the Securities and Exchange Commission on July 15, 2013 (as amended and supplemented from time to time, the “Schedule TO”), and in the related Letter of Transmittal, a copy of which is attached as Exhibit (a)(1)(B) to the Schedule TO.

Except as set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 2. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 8.	Additional Information.

Item 8, “Additional Information,” is hereby amended and supplemented as follows:

The second paragraph under the heading “Additional Information—Antitrust Review—United States Antitrust Compliance” on page 28 of the Schedule 14D-9 is hereby amended and supplemented by inserting at the end of this paragraph the following:

“On July 22, 2013, the Company was informed by the FTC that early termination of the waiting period under the HSR Act was granted effective as of July 22, 2013. As a result, the applicable conditions to the Offer and the Merger with respect to the HSR Act have been satisfied.”

The paragraph under the heading “Additional Information—Stockholder Litigation” on page 30 of the Schedule 14D-9 is hereby amended and restated in its entirety as follows:

“Following announcement of the Merger Agreement, three putative stockholder class actions were filed in the Court of Chancery of the State of Delaware. The actions are Tillo v. Steinway Musical Instruments, Inc., et al., C.A. No. 8713 (filed July 10, 2013), Soriano v. Steinway Musical Instruments, Inc., et al., C.A. No. 8729 (filed July 15, 2013) and Yeagle v. Steinway Musical Instruments, Inc., et al., C.A. No. 8740 (filed July 22, 2013) (the “Yeagle Complaint”). An amended complaint was filed in the Soriano action on July 22, 2013 (the “Soriano Amended Complaint”). The complaints allege that the directors of the Company breached their fiduciary duties to the Company’s public stockholders because, among other things, they allegedly failed to obtain for the Company’s public stockholders the highest value available for the Company in the marketplace and allegedly failed to take steps to maximize the value of the Company to its public stockholders. The Yeagle Complaint and the Soriano Amended Complaint additionally allege that the directors of the Company failed to provide the Company’s stockholders with material information and/or provided them with materially misleading information in the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company with the SEC on July 15, 2013. The complaints also allege that Kohlberg & Company, L.L.C., Parent, Acquisition Sub and Investor aided and abetted those alleged violations. The plaintiffs for all three suits purport to bring their respective actions on behalf of a class of Company stockholders, and seek relief that includes, among other things, an order: (i) enjoining the solicitation of stockholder votes relating to the Offer and the Merger; (ii) rescinding the Offer; (iii) directing the directors of the Company to account for damages suffered; and (iv) awarding payment of plaintiff’s attorneys’ fees and costs.”

Item 9.	Exhibits.

Item 9, “Exhibits,” is hereby amended and supplemented by adding the following exhibit:

Exhibit Number	Description

(a)(5)(H)	Joint Press Release issued by the Company and KSTW Acquisition, Inc., dated July 23, 2013 (incorporated by reference to Exhibit (a)(5)(E) to the Amendment No. 2 to the Schedule TO of Acquisition Sub filed with the SEC on July 23, 2013).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

STEINWAY MUSICAL INSTRUMENTS, INC.

By:	/s/ Michael T. Sweeney
Name: Title:	Michael T. Sweeney President and Chief Executive Officer

Dated: July 23, 2013